Exhibit 35.1

Statement of Compliance of The Bank of New York Mellon, as Trustee.

I, James W. P. Hall, Vice President of The Bank of New York Mellon, a New York corporation (the “Trustee”), state:

(a) A review of the Trustee’s activities for the period from January 1, 2017 through December 31, 2017 (the “Reporting Period”) and of the Trustee’s performance under the Standard Terms for Trust Agreements dated July 15, 2010 between MS Structured Asset Corp. as depositor (the “Depositor”) and the Trustee, as trustee and securities intermediary, in each case amended by a series supplement between the Depositor and the Trustee (as amended in each such case, the “Trust Agreement”), has been made under my supervision.

(b) To the best of my knowledge and based on such review, the Trustee has fulfilled all of its obligations in all material respects under the Trust Agreement for such year, with the exception of the obligation noted below:

Description of error/Action Taken to Correct the Error: On 11/16/17, we were notified of a partial call of $1,336,000 of the International Paper bonds backing the Floating Rate Trust Series 2010-04 (IP) due August 2021. We have an obligation under the Trust Agreement to notify various parties of a redemption within 3 business days of receipt. This notification was not sent until after we received notice of the call amounts on 12/13/17. On 12/15/17 we received principal + premium of $1,572,316.72, and interest of $33,400.00. We confirmed the amounts payable with Morgan Stanley, and at their direction paid principal and accrued interest through 12/17/17 to DTC, the sole holder on 12/18/17.

Remediation Steps: Management has stressed heightened awareness with the client service team to ensure contract requirements are strictly adhered to.

The Bank of New York Mellon, as Trustee

Date: March 15, 2018	By: /s/ James W. P. Hall
Name: James W. P. Hall
Title: Vice President